UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 1 )(1)

        READY CREDIT CORPORATION (f/k/a THUNDERBALL ENTERTAINMENT, INC.)
        ---------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   755746 10 4
                   -------------------------------------------
                                 (CUSIP Number)

                                 Wayne W. Mills
                              1615 Northridge Drive
                                Medina, MN 55391

                                 With a copy to:
                             William M. Mower, P.A.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized To Receive Notices and Communications)

                                December 31, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

--------------------------------
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages

CUSIP No. 755746 10 4               SCHEDULE 13D                     Page 2 of 4
--------------------------------------------------------------------------------
       1.   NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Wayne W. Mills
--------------------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                   (a)  ( )
                                   (b)  ( )
--------------------------------------------------------------------------------
       3.   SEC USE ONLY

--------------------------------------------------------------------------------
       4.   SOURCE OF FUNDS*

            N/A
--------------------------------------------------------------------------------
       5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
--------------------------------------------------------------------------------
                                     7.   SOLE VOTING POWER
             NUMBER OF                    0
              SHARES                 -------------------------------------------
           BENEFICIALLY              8.   SHARED VOTING POWER
             OWNED BY                     0
               EACH                  -------------------------------------------
             REPORTING               9.   SOLE DISPOSITIVE POWER
              PERSON                      0
               WITH                  -------------------------------------------
                                     10.  SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
       12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
            ( )
--------------------------------------------------------------------------------
       13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            0%

--------------------------------------------------------------------------------
       14.  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                               Page 2 of 4 pages

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value, of Ready Credit Corporation (f/k/a Thunderball Entertainment, Inc.), a Nevada corporation ("Ready Credit" or the "Issuer"). The address of Issuer's principal executive offices is 800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Wayne W. Mills. Mr. Mills' residence address is 1615 Northridge Drive, Medina, MN 55391. Mr. Mills is a private investor.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Mills is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

NA

ITEM 4.  PURPOSE OF TRANSACTION

Not applicable.


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

a.- b.   The Reporting Person beneficially owns no Shares.

c.        TRANSACTIONS WITHIN THE LAST 60 DAYS

d.        Not applicable.

e. On or about August 5, 2005, the Reporting Person ceased to be beneficial owner of more than 5% of the Issuer's securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

                               Page 3 of 4 pages

ITEM 7.   EXHIBITS.

None

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 2/13/2006                               /s/ Wayne W. Mills
                                               -------------------------------
                                                   Wayne W. Mills





























                               Page 4 of 4 pages